

OFFERING MEMORANDUM

facilitated by



BROCKTON BEER COMPANY, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	BROCKTON BEER COMPANY, LLC
State of Organization	MA
Date of Formation	12/03/2018
Entity Type	Limited Liability Company
Street Address	133 CLARENDON ST #170360, SMB 2869, boston MA, 02117
Website Address	http://brocktonbeercompany.com

(B) Directors and Officers of the Company

Key Person	Pierre Alexandre
Position with the Company Title First Year	 Founder 2018
Other business experience (last three years)	- Experience Brockton Public Schools Information Technology Specialist December 2015 - Present (4 years 8 months) - Cambridge Public Schools Technology Support Technician August 2012 - August 2015 (3 years 1 month) The ICTS school based team, comprised of a Library Media Specialist, Instructional Technology Specialist, Technology Support Technician and Assistant, work as a

team to provide support at the building level. The Technology Support Technician is part of the Cambridge Public Schools ICTS Department and reports to Chief Information Officer and works under the supervision of the Technology Services Manager. The Technology Support Technician is responsible for troubleshooting of computer and related peripherals on the Apple Macintosh (MAC) and Windows OS platforms; diagnose/repair, maintenance and upgrading hardware; installation of software, hardware, and related equipment; coordinate and maintain records in help desk software of repair and cleaning of computers, printers, and peripherals; provide support and assistance for staff on proper use of equipment and preventive maintenance techniques; install local area network Ethernet wiring in coordination with ICTS department personnel; troubleshoot network issues; maintenance of networking closets; installation of switches; provide on-site visits and phone assistance to users as it relates to hardware and software; advise and consult with school personnel concerning equipment purchases and software applications; keep current as to the emerging technologies; support all audio/video/media equipment; act as webmaster for assigned schools. Works as a member of the school based ICTS team to provide support at the building level.

- Childhood Recreation Owner June 2011 - November 2013 (2 years 6 months)
- Lilla G. Frederick Pilot Middle Director of Technology August 2010 - December 2010 (5 months) ☐ planning and directing the strategic use of information systems ☐ ensure

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instructional, communications, and administrative technology is viable and in line with the District's strategic plan. ◻ Manage on site servers ◻ Insure technology is integrated well in an education setting ◻ Manage application deployment Young Achievers Science & Mathematics Pilot School Technology Integration Specialist July 2009 - June 2010 (1 year) ◻ Evaluate the technology training needs and source technology training materials to keep staff proficient in technology use ◻ Insure technology is integrated well in an education setting ◻ Manage application deployment ◻ Help develop technology integration curriculum Education Boston

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Pierre Alexandre	95%

(D) The Company's Business and Business Plan

Message from the Founders:

Brockton Beer Company is committed to creating the highest quality craft beer for a community that prides itself on the values of diversity.

About Brockton Beer Co.

Brockton Beer Company was founded by a group of friends who became close through weekly Friday game nights. By partnering with other Massachusetts breweries early on, we've established a brand and following. Building out a tap room has been our biggest challenge to date, but as the first brewery in Brockton, we're excited to take the next step with the help of the community.

Great water and a great community make Brockton the perfect place for our brewery. Brockton has a strong sense of camaraderie and a vibrant history that we wish to represent. There is clear demand in the area, but past locations have fallen through due to financing. With community investment, we expect to finally take on this project.

Offerings

Some of our beers include a Black Friday beer released last November with Crue Brew. One of our most popular beers was created in collaboration with Article XV Brewing, "49-0," a double IPA tribute to local hero Rocky Marciano. We recently launched Liberty Tree, an IPA dry hopped with South African hops and fruited with passion fruit and mango puree to signify the rich bounty of hte mother country of Africa.

The Opportunity

The greater Brockton market (20 minute drive-time) had $479 million in potential spending. Looking more closely at Brockton, on a city-wide basis $113 million of total estimated out of home food spending with an estimated $18 million in unmet demand. With a strong following that we've built up over the past year and half, we know that there is community demand for a local brewbup.

MainVest funds will make up a portion of the $1.6MM needed to complete this project. The Brockton Beer Company founders have committed $100,000 of personal savings to be used as seed money for this project. We are connected with the Brewer's Association as well as Mass Brew Bros and a number of other breweries in the state.

Business Model

Our business model will rely on tap room sales, distribution, and continued collaboration with other local breweries.

Distribution

Currently, our beer is sold in cans at other breweries and at our own events. We intend to continue distributing our beer through these channels and expand on our distribution efforts over time. The specific Brockton markets of focus will be on bars, restaurants and speciality stores that carry regional microbrews. Brockton Beer Company will promote sales by reducing wholesale prices 15% for the first three months of sales.

In-person sales/Brewpub

Brockton Beer Company will be located in downtown Brockton, MA. The BrewPub will feature an outstanding American menu inspired from different cuisine's specialties and will appeal to a wide and varied clientele.

It's certainly a strange time to be opening a new business, and we're staying vigilant of the effects of the COVID-19 pandemic on the industry. As Massachusetts shows signs of progress and other breweries continue to operate, we have confidence that our timeline and community support will allow us to proceed with our plans. We intend to implement strict sanitation measures to ensure that our brewpub is safe and responsible throughout the course of the next few months.

Events and Collaboration

The final aspect of our business model includes events. Events have been very successful for us to date. We will hold pop-ups with local food vendors, hold joint events with other breweries to cross-market our offerings, and ensure a positive brand presence by attending industry events as well.

Marketing Strategy

Marketing and promotional activities will be grassroots based, rather than more expensive mass marketing. Brockton Beer Company will reach these people through sponsorship of local entertainment of cultural events and advertising in niche magazines.

Market, Location, and Competition

Our market is the greater Brockton community, but with a strong following across the state, we expect to see visitors from all over the place. Our target market includes:

1. Locavore enthusiasts
2. Craft brew enthusiasts
3. Professional men and women aged 25 - 45
4. University campus communities

Our brewpub will be easily accessible in Downtown Brockton. Brockton is located on the Middleboro/Lakeville commuter rail line and is near major highways, making it easy to access the tap room by car, rideshare, or train.

There are other tap rooms and local breweries in surrounding areas, which works to our advantage: there is clear demand in the region for our business model, but no direct competitors in our city. There are other bars in the area, but our products will be of higher quality and made in-house. There are also a number of local restaurants, but none with a rich craft beer menu, which many patrons are looking for. The brewpub will also have a more welcoming, open, and fun atmosphere than a regular bar or restaurant.

Press

South Coast Today, June 2019: [Brockton Beer Company wants to open city's first brewpub](#)

Boston.com, June 2020: [Black Massachusetts brewery owners share their experiences in a mostly white industry](#)

(E) Number of Employees

The Company currently has 4 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the [Educational Materials](#) for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE

AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	September 30, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$107,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Space Build-out	$32,000	$100,000
Equipment	$15,000	$580
Mainvest Compensation	$3,000	$6,420
TOTAL	$50,000	$107,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button

- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	3.0 - 6.4%[2]
Payment Deadline	2027-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.75 x 1.6 x
Sharing Start Date	The first day after disbursement that the Company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.45%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 3.0% and a maximum rate of 6.4% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	3.0%
$64,250	3.9%
$78,500	4.7%
$92,750	5.6%
$107,000	6.4%

[3] To reward early participation, the investors who contribute the first $40,000.0 raised in the offering will receive a 1.75x cap. Investors who contribute after $40,000.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited liability company interests are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Pierre Alexandre	95%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

Brockton Beer Company was established in December, 2018. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Brockton Beer Company's fundraising. However, Brockton Beer Company may require additional funds from alternate sources at a later date.

Financial liquidity

Brockton Beer Company has a moderate liquidity position due to its medium cash reserves as compared to debt and other liabilities. Brockton Beer Company expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$350,948	$428,157	$479,536	$513,104	$538,759
Cost of Goods Sold	$31,930	$38,955	$43,629	$46,683	$49,017
Gross Profit	$319,018	$389,202	$435,907	$466,421	$489,742
EXPENSES					
Rent	$35,000	$42,700	$47,824	$51,171	$53,729
Utilities	$17,500	$21,350	$23,912	$25,585	$26,864
Advertising	$4,000	$4,880	$5,465	$5,847	$6,139
Insurance	$3,500	$3,587	$3,676	$3,767	$3,861
Equipment Lease	$12,000	$14,640	$16,396	$17,543	$18,420
Repairs & Maintenance	$7,000	$8,540	$9,564	$10,233	$10,744
Legal & Professional Fees	$3,500	$3,587	$3,676	$3,767	$3,861
Payroll	$35,000	$42,700	$47,824	$51,171	$53,729
Manager Salary	$40,000	$41,000	$42,025	$43,075	$44,151
Office and Admin	$500	$512	$524	$537	$550
Operating Profit	$161,018	$205,706	$235,021	$253,725	$267,694

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V